Filed by Vivid Seats Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Horizon Acquisition Corporation

Commission File No.: 001-39465

Cheddar TV

Opening Bell

August 20, 2021

Welcome back to Cheddar’s Opening Bell everyone online ticket marketplace Vivid Seats return to profitability in Q2 according to its latest earnings, the company reported revenue of $115.5 million, compared to a net loss of $28 million last year, when nearly all live events were canceled or postponed due to this pandemic. Additionally, Vivid Seats is in the process of going public via a merger with Horizon Acquisition Corporation. The company recently announced its future Board of Directors, which includes leadership from the tech and e commerce space. And joining me now is Stan Chia, CEO of Vivid Seats Stan, good to be with you Vivid posted better than expected revenue in the second quarter. What does this signal about the demand you're seeing around live events?

Hey, good morning, Azia, and thank you for having me. Yeah, we saw, you know, great, great numbers in the in the second quarter coming in with you know, $693 million in gross order value generating, you know, $36 million in EBITDA. And when you look at as you said, where that was versus last year, a year with no live events, you know, due to due to the unfortunate perils of the pandemic and the impacts on the industry. I think what you saw in the second quarter was really one a few indicators. One, you know, there was real pent up demand, I think consumers really were looking to come back and enjoy and experiencing the power of being there together at live events. I think the second thing you had, I think, certainly with respect to our numbers, and you look, you had three sports leagues all firing at the same time you had baseball happening, you had NBA Playoffs NHL playoffs, you saw concerts, and artists start to put things on sale, I think for new availability this year and into 2022. So certainly, a lot of that, I think reflected in the strength of our second quarter numbers.

Absolutely. It was supposed to be a hot vac summer for so many people. We've seen so much travel, a lot of live events being attended. But I want to give Vivid, a little bit of credit here. What do you think Vivid Seats is doing to better connect with concert goers and sports fans during this time?

Yeah, well, thanks for giving us credit, Azia, we appreciate that. Hey, you know, for us, we are you know, we've always been so passionate about, you know, becoming the ultimate partner for fans. And you're connecting them to the performers and teams that they love. You know, what I'll point you back to, you know, during COVID. And all that time, we were really thoughtful, we were really deliberate. And we said, you know, this is a difficult time. But we really thought about the long term for when events came back. We wanted to make sure we kept consumers front and center, you know, we never took away refund options for our consumers then. And then really, as you see us coming back, we invested last year and really building out platforms, programs that we thought would really enhance value for our customers, right? We believe in raising the bar, we believe in creating exceptional value. And what you saw us Do you know two weeks ago, is we launched our rebrand, which came with an enhanced loyalty program and a new app, we've got a lot of personalization elements in our lap, you'll see I think, really, really simple ways to look for find what you're looking for, as well as check out when you're ready. And on top of that we enhanced you know our loyalty program. In our loyalty program, we now really free tickets for every fans there. Every single fan earns 10% on every ticket that they purchase. And we also launched, you know, surprise and delight program with upgrades and exclusive access to exclusive events. We kick that off with an inaugural party at Lollapalooza, jointly hosted with Rolling Stone where an invite only group of our rewards members were able to experience a really intimate moment with Roddy Ricch and some other artists that ended up showing them showing up there.

It's a lot of exciting stuff. And especially now we know loyalty is one of the most powerful currencies for any business during this time the connection with the fans or the customers, but I do have to point out new Coronavirus cases here in the US rose by nearly 18% over the last week. That's according to the CDC. So, do you anticipate for Vivid that COVID-19 could be disrupting operations similar to what we saw last year? I mean, fingers crossed it doesn't. But how are you kind of preparing for that?

Yeah, I mean, definitely with you if we had a fingers crossed, knock on wood, you know, hope that things are there? I think I think the honest answer is, you know, no one really knows what, you know, the Delta variant will do and in the short to medium term. I think what we've definitely seen and certainly from our q2 numbers, is that fans are yearning to get back to live experiences when it's safe to do so. Safety 100% you know, at the front and center of what we do, I think I go back to what we what we've learned I think and this shows up and I think some external validation from consumers as well as certainly our internal discipline and how to run the business. You know, last year through Coronavirus, our customer service policies everything we did you know we won best customer service in ticketing in 2020, in a pandemic year, and so I think what you'll see us do is take all the learnings that we've had there, we apply that to our service to our policies in terms of refunds, how we manage consumers. We did it, then we've learned from that I think we're going to continue to enhance that as we come out here. And you know, when you look at what the Coronavirus could do, to the industry in our forward looking process, you know, I think the strength of our business being able to withstand a year without events and essentially come out in the second quarter swinging where, you know, we've delivered, essentially our full year forecast in revenue and almost five times our EBITDA in a quarter, I think we feel pretty good about our ability to withstand the pressure and we continue to keep focused on the long term here.

Yeah, in Vivid Seats aiming to go public later this year, you've refreshed your board of directors ahead of this SPAC deal. I'm wondering if there's a consensus among members about innovation on the platform?

Yeah, I think you know, one, I'm so privileged to have, one, an amazing group of employees here at Vivid Seats that have gotten us this far and have made this next part of our journey possible. And furthermore, now as I look at you know, the new board that will be formed upon the successful completion of our merger with Horizon Corporation, and I'm excited you know, and again, just privileged humbled to have you know, these industry giants, you know, up with me, I've got existing and really supportive board members, you know, in Dave Donnini having chairing the new board from GTCR; Vista Equity Martin Taylor, a lot of our existing investors, they're getting Todd Boehly on board with this SPAC and as part of our board you know, again, so privileged to have that and then we look at some of the new folks that we're going to bring in with Julie Masino, you know, from Yum and Taco Bell, prior history and Starbucks as well. Just great experience in brand building, you know, great brands out there. And as we embark on our brand journey, I'm so excited to work with her to shape that. In addition, we've got Jane DeFlorio wonderful experience across multiple public companies, you know, years as in the financial industry, chairing our audit committee, I can think of no one better to really help mature and stabilize our processes. And then Craig Dixon, you know, with many years as an entrepreneur, many years leading sports facilities also helping guide and shape what we're doing in the future. So, I couldn't be more excited about our future board and their ability to help influence and shape our strategy going forward.

It's an all-star board hopefully an all-star year ahead for Vivid Seats. But thanks so much for joining us here on Cheddar Stan Chia, CEO of Vivid Seats.

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About Vivid Seats

Founded in 2001, Vivid Seats is a leading online ticket marketplace committed to becoming the ultimate partner for connecting fans to the live events, artists, and teams they love. Based on the belief that everyone should “Experience It Live”, the Chicago-based company provides exceptional value by providing one of the widest selections of events and tickets in North America and an industry leading Vivid Seats Rewards program where all fans earn on every purchase. Vivid Seats has been chosen as the official ticketing partner by some of the biggest brands in the entertainment industry including ESPN, Rolling Stone, and the Los Angeles Clippers. Through its proprietary software and unique technology, Vivid Seats drives the consumer and business ecosystem for live event ticketing and enables the power of shared experiences to unite people. Vivid Seats is recognized by Newsweek as America’s Best Company for Customer Service in ticketing. Fans who want to have the best live experiences can start by downloading the Vivid Seats mobile app, going to vividseats.com, or calling at 866-848-8499.

About Horizon Acquisition Corporation

Horizon is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Horizon is sponsored by Horizon Sponsor, LLC, an affiliate of Eldridge Industries, LLC (“Eldridge”). Horizon is led by Todd L. Boehly, the Co-founder, Chairman and Chief Executive Officer of Eldridge. Horizon’s securities are traded on the New York Stock Exchange (the “NYSE”) under the ticker symbols HZAC, HZAC WS and HZAC.U. Learn more at www.horizonacquisitioncorp.com/.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Horizon will merge with and into Vivid Seats, which will be the surviving entity and the going-forward public company and filed the Registration Statement with the SEC, which includes a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF HORIZON ACQUISITION CORPORATION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIVID SEATS, HORIZON AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of Horizon as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov.

Participants in Solicitation

Horizon and its directors and executive officers may be deemed participants in the solicitation of proxies from Horizon’s members with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Horizon is contained in Horizon’s filings with the SEC, including Horizon’s annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021 and amended on May 10, 2021, and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Horizon Acquisition Corporation, 600 Steamboat Road, Suite 200, Greenwich, CT 06830. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. Vivid Seats and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Horizon in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

Caution Concerning Forward-Looking Statements

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Vivid Seats’ or Horizon’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination (including due to the failure to receive required shareholder approvals or the failure of other closing conditions); the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of Horizon’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; Horizon and Vivid Seats’ ability to manage growth; Horizon and Vivid Seats’ ability to execute its business plan and meet its projections; potential litigation involving Vivid Seats or Horizon; changes in applicable laws or regulations, and general economic and market conditions impacting demand for Vivid Seats or Horizon products and services, and in particular economic and market conditions in the entertainment/technology/software industry in the markets in which Vivid Seats and Horizon operate; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the business combination, including those under “Risk Factors” therein, and in Horizon’s other filings with the SEC. None of Vivid Seats or undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

Investors

Ashley DeSimone, ICR
Ashley.DeSimone@icrinc.com
646-677-1827

Brett Milotte, ICR
Brett.Milotte@icrinc.com
332-242-4344

Media
Julia Young, ICR
Julia.Young@icrinc.com
646-277-1280